Filed by WellPoint Health Networks Inc.
pursuant to Rule 425 of the Securities
Act of 1933 and deemed filed pursuant
to Rule 14a-12 of the Securities
Exchange Act of 1934

Subject Company: WellPoint Health Networks Inc.
Commission File No.: 1-13083

        This filing contains certain forward-looking information about Anthem, Inc. ("Anthem"), WellPoint Health Networks Inc. ("WellPoint") and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and WellPoint, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U.S. Securities and Exchange Commission ("SEC") made by Anthem and WellPoint; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem's merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bio-terrorist activity or other potential public health epidemics; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Anthem nor WellPoint undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Anthem's and WellPoint's various SEC reports, including but not limited to Anthem's and WellPoint's Annual Reports on Form 10-K for the year ended December 31, 2003.

        This filing may be deemed to be solicitation material in respect of the proposed merger of Anthem and WellPoint. In connection with the proposed transaction, Anthem has filed on November 26, 2003 a registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC. Anthem will file a definitive registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS OF WELLPOINT ARE ENCOURAGED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE

BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Anthem and stockholders of WellPoint. Investors and security holders will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov, from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903, or from WellPoint Investor Relations at 1 WellPoint Way, Thousand Oaks, CA 91362.

        Anthem, WellPoint and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning Anthem's participants is set forth in the proxy statement, dated April 16, 2004, for Anthem's 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning WellPoint's participants is set forth in WellPoint's Amendment No. 1 on Form 10-K/A filed with the SEC on April 29, 2004. Additional information regarding the interests of Anthem's and WellPoint's participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.

* * *

        The following slides were used or will be used in connection with investor conferences commencing on May 6, 2004.

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[LOGO]

Larry Glasscock, Chairman & Chief Executive Officer

[LOGO]

David Colby, Executive Vice President & Chief Financial Officer

May 6, 2004

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This document contains certain forward-looking information about Anthem, Inc. (“Anthem”), WellPoint Health Networks Inc. (“WellPoint”) and the combined company after completion of the proposed transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements.  These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance.  Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and WellPoint, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.  These risks and uncertainties include:  those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Anthem and WellPoint; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem’s merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bio-terrorist activity or other potential public health epidemics; and general economic downturns.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.  Neither Anthem nor WellPoint undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.  Readers are also urged to carefully review and consider the various disclosures in Anthem’s and WellPoint’s various SEC reports, including but not limited to Anthem’s Annual Report on Form 10-K for the year ended December 31, 2003, WellPoint’s Annual Report on Form 10-K for the year ended December 31, 2003 as amended by Amendment No. 1 on Form 10K/A.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Anthem has filed on November 26, 2003 a preliminary registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC in connection with Anthem’s proposed merger with WellPoint. Anthem will file a final registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS OF WELLPOINT ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement / prospectus will be mailed to shareholders of Anthem and stockholders of WellPoint.  Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903, or from WellPoint Investor Relations at 1 WellPoint Way, Thousand Oaks, CA 91362.

PARTICIPANTS IN SOLICITATION

Anthem, WellPoint and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning Anthem’s participants is set forth in the proxy statement, dated April 16, 2004, for Anthem’s 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning WellPoint’s participants is set forth in the Amendment No. 1 on Form 10K/A filed with SEC by WellPoint on April 29, 2004 Additional information regarding the interests of Anthem’s and WellPoint’s participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and joint proxy statement/prospectus filed with the SEC.

Agenda

•          WellPoint Profile

•          Anthem Profile

•          Merger Summary

This presentation contains non-GAAP financial measures, as defined in the rules of the Securities and Exchange Commission.  As required by the rules, a reconciliation of those measures to the most directly comparable GAAP measures is available at the WellPoint website, which can be found at www. wellpoint.com.

[LOGO]	[LOGO]

WellPoint Profile

•                             Second largest health plan in U.S.

•                             Broad range of medical and specialty products

•                             Organized by customer segment with a diverse customer base

•                             Regional geographic focus

•                             One Company, multiple brands

[LOGO]

[LOGO]	[LOGO]	[LOGO]	[LOGO]	Non-Blue Brands
BlueCross of California	BlueCross BlueShield of Georgia	BlueCross BlueShield of Missouri	BlueCross BlueShield of Wisconsin

Broad Product Choice

Specialty Medical

Hybrid
Indemnity	PPO	POS	HMO

Pharmacy
Dental
Behavioral Health
Life/Long Term Care
Disability
Medical Management
Network Access

CHOICE = VALUE

Organized by

Customer Segment . . .

Market Segment	Size
Individual	1
Senior	1
Small Group	2 – 50
Key Accounts	51 – 250
Major Accounts	251 – 2,000
Special Accounts	2,001+
Public Entities*	varies
State Sponsored Programs**	varies

*                Employees of schools, municipalities, Federal Employees Program

**          Beneficiaries of Medicaid, State Children Health Insurance Program and similar programs

… to better understand and meet the unique needs of these customers

Diverse Customer Base

[CHART]

*           Includes 1.0 million network access members and 1.2 million BlueCard “host” members

Regional Concentration

•                              Health care is locally delivered and locally consumed

•                              Better network leverage

•                              Greater actuarial precision

•                              More efficient marketing/operations

[GRAPHIC]

Membership Growth

Total Medical Membership

(in thousands)

[CHART]

*           Total medical membership as Dec. 31, 2001, 2002, and 2003 and March 31, 2004 includes BlueCard “host” members of 380, 587, 1,002 and 1,196, respectively

Membership Growth

(in thousands)

BCC

[CHART]

BCBSMO

[CHART]

BCBSGA

[CHART]

“Same-store” Growth(1):

•             21% medical membership growth since 1999

•             20% growth in ISG business since 1999

•             121% growth in BlueCard Program “home” membership since 2001

Note: Membership numbers exclude BlueCard “host” members.

(1) “Same-store” growth excludes members gained through acquisitions

Big Plans Will Get Larger

Top Ten Health Plans*

1995	2003*
Medical Members	Medical Members

[CHART]	[CHART]

Total Insured 223.7 Million Top 10 = 61.1 Million	Total Insured 245.4 Million Top 10 = 102.4 Million

* Top 10 Health Plans as of 9/30/03: UNH, WLP, AET, ATH, CI, Kaiser Foundation, HUM, Health Care Services Corp., HNT, WC

Source:      Bear Stearns, Centers for Medicare & Medicaid Services, Office of Actuary, U.S. Census Bureau, and SEC filings of publicly traded companies

Fragmented Industry

Many smaller, regional players in key geographies

[GRAPHIC]

California

•                  Alameda Alliance for Health

•                  Care 1st Health Plan

•                  Chinese Community Health Plan

•                  Community Health Group

•                  Community Health Plan

•                  Contra Costa Health Plan

•                  Health Plan of San Joaquin

•                  Inland Empire Health Plan

•                  Interplan Corp

•                  One Health Plan of CA

•                  Primecare Medical Network

•                  ProMed Health Care Administrators

•                  Safeguard Health Plans

•                  San Francisco Health Plan

•                  Santa Clara Family Health Plan

•                  Scripps Clinic Health Plan

•                  Sharp Health Plan

•                  Sistemas Medicos Nacionales

•                  Universal Care

•                  Western Health Advantage

[GRAPHIC]

Georgia

•               Athens Area Health Plan

•               Columbus Physician Organization

•               Healthcare, Inc.

•               HealthOne

•               Medical Resource Network

•               One Health Plan of GA

•               Phoebe Health Partners, Inc.

[GRAPHIC]

Illinois

•                  Harmony Health Plan of Ill.

•                  Health Alliance Medical Plans, Inc.

•                  Health Marketing, Inc.

•                  Healthcare’s Finest Network

•                  One Health Plan of Ill., Inc.

•                  OSF HealthPlans, Inc.

•                  Quincy Health Care Management

•                  RCare PPO

•                  Rockford Health Plans

•                  The Preferred Plan, Inc.

•                  Trinity PHO, Ltd.

•                  Union Health Service, Inc.

[GRAPHIC]

Missouri

•                  Community Care Plus

•                  Community Health Plan

•                  Cox Health System, Inc.

•                  Family Health Partners

•                  FirstGuard Health Plan

•                  Group Health Plan

•                  Health Care USA, Missouri, LLC

•                  Mercy Health Plans of Mo. Inc.

•                  One Health Plan of

Kansas/Missouri, Inc.

[GRAPHIC]

Texas

•                  Access Direct-A preferred Provider Network

•                  Advantage Care Network, Inc.

•                  Alliance Regional Health Network

•                  Brazos Valley Health Network

•                  Galaxy Health Network

•                  IntegraHome

•                  Preferred Care

•                  ProAmerica

•                  SETON Healthcare Network

•                  TexCare Partnership

•                  The MEGS Life & Health Ins. Co.

•                  USA Managed Care Organization

Represents more than 18 million lives in these states

Sources: InterStudy PPO Directory and Performance Report 3.0;

The InterStudy Competitive Edge, Part I: HMO Directory, July 1, 2002

Uninsured Opportunity

Uninsured		Potential Solutions

18 million	• Demonstrate value • Potential tax subsidies	• Existing commercial programs

• Moderate to high income
• 11.4 million earn >300% FPL
• 6.4 million earn 200-299% FPL

14 million	• Enrollment programs • Education • Community outreach
• Eligible for public programs but not enrolled		• Existing Medicaid and SCHIP Programs
• Earn <100% FPL

9 million	• Increased State funding ? • Federal assistance?	• Expanded government programs ?
• Low income, not eligible for public programs
• Earn 100-199% FPL

Source: NIHCM Foundation, 2002, RWJF-sponsored project.  Based on 2001 data.

Ethnic Outreach Programs

•                  Agent support

•                  Community programs

•                  Media relations

•                  Partnership activities

[GRAPHIC]

•                  Example:  HealthyCheck Program in California

•                      Experience higher incidence of preventable and manageable chronic diseases

•                      Limited access to health care services

•                      Affordable and convenient preventive health screenings

•                      Partner with hospitals

Targeted Medical Management

WellPoint Membership			WellPoint Membership	WellPoint Medical Costs

[CHART]	Members with chronic conditions		[CHART]	[CHART]
	• Asthma	• Depression
	• Congestive Heart Failure	• Oncology
	• ESRD	• High risk pregnancy
	• Diabetes	• Etc.

Cost Variations

[GRAPHIC]

September 19, 2000

The operation you get often depends
on where you live.

		Total Abdominal Hysterectomy	Cholecystectomy	Total Knee Replacement
[GRAPHIC]	CA Hospital A	$25,100	$27,000	$28,700
	CA Hospital B	$2,200	$1,700	$3,000

[GRAPHIC]	GA Hospital A	$11,400	$12,500	$21,100
	GA Hospital B	$2,800	$2,800	$8,700

[GRAPHIC]	MO Hospital A	$26,200	$18,200	$119,400
	MO Hospital B	$3,100	$9,600	$24,900

[GRAPHIC]	TX Hospital A	$37,700	$18,600	$41,000
	TX Hospital B	$14,700	$2,100	$24,700

Managing Rx Costs

Claritin OTC Conversion

[GRAPHIC]	[GRAPHIC]	[GRAPHIC]	[GRAPHIC]

$3.00 per day	$.90 per day	$.50 per day	$.10 per day

Health Coaching Model

Physician Centric	RN Directed	Multi Disciplinary Health Coaching

[GRAPHIC]	[GRAPHIC]	[GRAPHIC]

Constraints on physician time and resources do not allow for the in-depth in- counseling and assistance necessary for to the effective treatment of chronic illnesses	RN gives didactic telephonic education without assessing member motivation or underlying barriers to change	Health Coaching is a multi-disciplinary, facilitative approach to enhance members’ ability to self-manage conditions

WellPoint Pharmacy Management

•                  Fourth largest PBM with more than 31 million members

•                  Offers full spectrum of PBM services

Pharmacy Care Management

Clinical / Medical Management

Clinical Business Plan Therapy Management Patients-At-Risk

Intervention Programs Disease Management

Consultative Services

Incentive Programs Benefit Designs Interventions Account Management Sales Support Business Strategies

Claims Processing

Claims Keying Online DUR

Network Management

National Network

Customized Local Networks

MAC Programs

PrecisionRx

Integrated Mail Service Pharmacy Specialty Pharmacy

Formulary Management

Treatment Guidelines P&T Committees Manufacturer Discounts Preferred Rx Programs Prior Auth Center

ReViewPoint®

Online Reporting

•                  Provide innovative programs to manage drug trend

•                  Clinical programs are outcomes-focused and patient-centric

Other Specialty Products

[GRAPHIC]	Dental	PPO, DHMO & FFS

[GRAPHIC]	Life	Basic & supplemental group term, dependent coverage, AD&D

[GRAPHIC]	Disability	Group STD & LTD

[GRAPHIC]	Behavioral Health	Full range of Behavioral Health services, including EAP plans

[GRAPHIC]	WC MCS	Network management, bill review, medical management and case management, all on non-risk basis

Specialty Products Contribute to WellPoint’s Profitability

WellPoint Profitability*

Quarter Ended March 31, 2004

Specialty Segment

[CHART]

*Excludes Corporate and Other segment

Leveraging Technology to Improve Margins

G & A Expense Ratio Trends*

[CHART]

*                 General and administrative expense ratio is calculated as a percentage of premium revenue and management services and other revenue combined

Operational Improvements

Medical Care Ratio (a)

[CHART]

SG & A Ratio (b)

[CHART]

Investment Income/Pre-tax Income (c)

[CHART]

Pre-Tax Margin (d)

[CHART]

(a)          The medical care ratio represents health care services and other benefits as a percentage of premium revenue.

(b)          The SG&A ratio represents selling expense and general and administrative expense combined as a percentage of premium revenue and management services and other revenue combined.

(c)          Pre-tax income for the quarter ended March 31, 1998 is income from continuing operations before provision for income taxes and cumulative effect of accounting change.  Pre-tax income for the quarter ended March 31, 2004 is income before provision for income taxes.

(d)          Pre-tax margin represents pre-tax income (see footnote (c) above) as a percentage of premium revenue and management services and other revenue combined.

WLP Financial Highlights

Total Revenue

(in billions)

[CHART]

*As of December 31, 2003.   CAGR = (FV/PV)1/n –1, where FV is the future value, PV is the present value, and n is the number of years.

WLP Financial Highlights

Income from Continuing Operations(a)

(in millions)

[CHART]

(a)          Before extraordinary items and cumulative effect of accounting change, if applicable

(b)          1997 income from continuing operations of $229.4 million excludes: i) $9.0 million of nonrecurring costs, net of tax, related to write -down of the Company’s dental practice  management operations, discontinuance of certain medical practice management operations, and severance and rete ntion payments associated with the GBO acquisition, ii)  $4.5 million charge, net of tax, associated with prior investments in certain distribution channels outside of California, and iii)  $18 million of investment gains in HPI, net of tax

(c)          1998 income from continuing operations of $319.5 million excludes a charge of $29.0 million, net of tax, related to WellPoint’sprevious holdings in FPA Medical Management, Inc. and the impact of favorable IRS tax ruling of $85.5 million

(d)          Due to issuance of FASB no.145, WellPoint reclassified the extraordinary gains and losses from the extinguishment of debt to interest expense. For the  year ended December 31, 1999, WellPoint reclassified an extraordinary gain of $3.1 million (which included a tax expense of $1.2 million) to interest expense. For the year ended December 31, 2002, WellPoint reclassified an extraordinary loss of $6.3 million (which included a tax benefit of $2.5 million) to interest expense.

(e)          2002 income from continuing operations before extraordinary item of $694.1 million excludes $33.2 million of net realized investment gains, net of tax.

(f)            As of December 31, 2003.  CAGR = (FV/PV)(1)1/n–1, where FV is the future value, PV is the present value, and n is the number of years.

Agenda

•                             WellPoint Profile

•                             Anthem Profile

•                             Merger Summary

[LOGO]	[LOGO]

Anthem Profile

[GRAPHIC]

•                  Full range of healthcare and specialty products

•                  Among the fastest growing healthcare companies

•                  12.5 million medical members

•                  Regional business model

•                  National capabilities

•                  BCBS licenses in 9 states

•                  #1 market share in 8 of 9 states

Executing a Simple Strategy

Grow Profitable Enrollment
Drivers to Success
Reduce Administrative Costs
Customers Are First
Optimize the Cost of Healthcare, While Improving the Health of Our Members
Disciplined Focus
Provide Distinctive Service
Regional Model
Strong Cash Management

Profitable Enrollment Growth

9% Same Store CAGR, 1999 - 2004E

(In Millions)

[CHART]

National Accounts

Gaining Strength in the Market Place

•                             Strong retention of existing accounts

•                             30 new account wins for 1Q04

Value Proposition

•                             Blue Cross Blue Shield Brand

•                             Access to BlueCard networks nationwide

•                             ClaimsQuest

•                             Interactive Realtime Information System (IRIS)

•                             Dedicated Business Unit Model

Specialty Product Opportunities

Cross Selling to Existing Customers

Membership (mm)		New Specialty Products

Pharmacy	7.1	Behavioral Health	3.4

Dental	2.3	Vision	0.6

Life	0.9

Total Benefit Solutions for Customers

Specialty membership as of March 31, 2004

Administrative Expense Discipline

[CHART]

Strategies For Improvement

•                  Systems consolidation

•                  Shared service platform

•                  Investments in technology

•                  Process improvements

Managing Overall Health Status

Strategies

• Advanced Care Management

• Disease Management, identification of at-risk members

• Prevention and member education

• Wellness and product strategies

[GRAPHIC]

All Healthy Members

At Risk Behaviors

Waiting to Happen

Most Complexly ill Members

Optimizing the Cost of Care

Distribution of Medical Costs

[CHART]

Optimizing the Cost of Care

Improving the Health of our Members

MyHealth @ Anthem

Disease and Advanced Care Programs

IRIS Patient Safety Program

Health Advisor Tools

Rx Integration

Addressing Variations in Patient Care

Physician Collaboration Programs

Incentive Reimbursement to Providers

Hospital Quality Programs

Excellent Customer Service

Best in Customer Service

% of responses

[CHART]

Best in Claims Processing

% of responses

[CHART]

Source:  Smith Barney Health Benefit Survey, Sept. 29, 2003.

Strong Cash Management

Operating Cash Flow

($ in millions)

[CHART]

Strong Financial Momentum

Diluted EPS

[CHART]

Operating Revenue

($ in billions)

[CHART]

Agenda

•                  WellPoint Profile

•                  Anthem Profile

•                  Merger Summary

[LOGO]	[LOGO]

Transaction Summary

Consideration Per WLP Share:	1 ATH share + $23.80 cash

Name:	WellPoint, Inc.

Headquarters:	Indiana

Board Representation:	58% Anthem, 42% WellPoint

Chairman:	Leonard Schaeffer

President and CEO:	Larry Glasscock

Chief Financial Officer:	David Colby

Co-Heads of Integration:	Mike Smith, Alice Rosenblatt

Leading Market Positions

[GRAPHIC]

Merger Benefits

Growth Opportunities

•      Target individual products in ATH markets

•     “Young invincibles”

•      Early retirees

•      Other uninsured

•      Utilize ATH experience with national accounts

•      ATH national accounts same store growth

1Q04  12% over 4Q03

1Q04  17% over 1Q03

•      Multi-state employers focusing more on medical costs in addition to administrative expenses

•      Enhanced e-commerce capabilities provide higher service levels

•      Increase penetration of PBM services

•      Increased size enhances value proposition

•      WLP PBM experienced with external sales

•      Cross-sell other specialty product sales to existing members

•      Utilize best practices in health improvement programs and contracting to better manage medical cost trends

•      Information-based decision making

•      National contracting (labs, DME, etc.)

Operating Synergies

•      Recognize at least $250 million in pre-tax synergies

• Information technology	$75 million +
• Specialty businesses	$75 million +
• Operations	$50 million +
• Corporate & Shared Services	$50 million +

•      Positioned to implement over 18 - 24 months:

$50 million in 2004, $175 million in 2005, and

$250 million in 2006

•      Synergies represent approximately 4% to 5% of combined administrative expenses - consistent with prior transactions

Merger Update

•      S-4 filed 11/26/2003 – “no-review” by SEC

•      Approved in 9 of 11 states

•      Form A’s filed with state regulators

•          Hart Scott Rodino clearance

•          BCBSA approval

•          Shareholder meetings scheduled for June 28, 2004

•          Anticipate mid-2004 closing

The Underwriting Cycle Is Becoming a Myth

•          Generally self-inflicted cycles in the past

•          Track records of underwriting discipline

•          Industry consolidation since mid-90’s mitigates risk

•          Fewer, more disciplined Blues

•          Better prediction of medical costs

•          Premium refunds better than underpricing

Disappearance of the Underwriting Cycle

Underwriting Results as % of Revenue*

[CHART]

Source: BCBSA, 2002

WellPoint + Anthem . . .

. . . A Very Compelling Transaction . . .

•      Geographic diversification with strong local focus and national reach

•      Diversified membership base

•      Realize significant growth potential in ISG, national accounts and specialty businesses

•      Leverage technology

•      Enhance product offerings, customer service and relationships with physicians and hospitals

•      Better data management for clinical decision-making

•      Improve productivity

•      Identified synergies lower administrative expenses